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- EXHIBIT 99.1

                    POSCO TO BUY STAKE IN CANADIAN COAL MINE

POSCO would buy stake in Canadian coal mine in a bid to secure stable supply of the raw material. It would buy 2.5 percent stake in Canadian Elk mine from Canada mining company Elk Valley Coal Partnership (EVCP). The main contract would be completed in the middle of February next year. The Company secures annually 4.2 million tones of high metallurgical coal over the next 10 years from this coal mine, starting from 2005.